Exhibit 35.3

SERVICER COMPLIANCE STATEMENT

Discover Products Inc.

Discover Card Master Trust I

The undersigned, a duly authorized representative of Discover Products Inc. (“DPI”), hereby certifies that:

(a)	A review of the activities of DPI for the fiscal year ended November 30, 2010 and of its performance under the Servicing Agreement, dated January 1, 2007, as amended, by and between DPI and Discover Bank (the “Agreement”) was made under my supervision.

(b)	To the best of my knowledge, based on such review, DPI has fulfilled all of its obligations in all material respects under the Agreement throughout the fiscal year ended November 30, 2010.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 7th day of February 2011.

By:	/s/ Carlos Minetti

Carlos Minetti,
Executive Vice President